Exhibit 10.43*

September 22, 2015

Ms. Maria Green
[Address Redacted]

Dear Maria:

I am pleased to present you with an offer of employment to join Ingersoll Rand as Senior Vice President and General Counsel reporting to me. This position will be located in Davidson, North Carolina. Your date of employment will be November 2, 2015. In addition, it is my recommendation that you will become an Officer of Ingersoll-Rand plc (the “Company”), which will be considered by the Board of Directors on December 3, 2015. I look forward to your acceptance of this offer and becoming a part of our Executive Leadership Team (“ELT”).

1.
Your base salary will be set at an annual rate of $525,000 (Five Hundred Twenty Five Thousand U.S. dollars) paid monthly. You will be eligible for merit increase consideration during the annual merit increase cycle that will occur in April 2017.

2.
This position is “incentive eligible,” which means you will participate in the Annual Incentive Matrix (“AIM”) Program. Beginning in January 2016 you will become eligible for AIM, and your annual opportunity will be targeted at 80% of your base salary or $420,000. The actual award that you may receive can range from 0% to 200% of the targeted amount depending upon your performance and the performance of the Company. For your reference, information related to the Ingersoll Rand 2015 AIM program is attached (Attachment A).

3.
You will be eligible to receive equity awards under the 2013 Incentive Stock Plan (“ISP”) as administered by the Compensation Committee (“Committee”) of the Company’s Board of Directors. Your annual opportunity is targeted at a value equal to $625,000 based on the Fair Market Value (“FMV”) of the Company’s ordinary shares on the date the Committee approves the award. At this time, the awards are divided equally, with half of the value or $312,500 awarded in stock options and the other half of the value or $312,500 awarded in Restricted Stock Units (“RSUs”). Your first grant will be awarded in February 2016. Stock option and RSU awards generally vest ratably, one third each year, over three years from the date of grant. For purposes of these awards, you will be considered Retirement eligible upon attainment of age 65. Annual equity grants are contingent on and variable with your sustained performance and demonstrated leadership potential.

4.
Starting with performance year of 2016, you will be eligible to receive grants under the Company’s Performance Share Program (“PSP”). The PSP measures performance over a three-year period. Therefore, your first award would be settled in February 2019 based on performance during the 2016 to 2018 measurement period. Awards are settled in ordinary shares of the Company. Your target number of units under the PSP will be set at a value equal to $625,000 based on the FMV of the Company’s ordinary shares on the date the Committee grants the award. At this time, the actual number of Performance Share Units (“PSUs”) earned will be based on Ingersoll Rand’s Earnings per Share (“EPS”) growth and Total Shareholder Return (“TSR”) relative to the companies within the S&P 500 Industrials Index. The number of shares earned can range from 0% to 200% of the target units based on performance. PSP performance goals are subject to change for future performance periods at the discretion of the Committee. For purposes of these awards, you will be considered Retirement eligible upon attainment of age 65. For your reference, information related to the Ingersoll Rand equity program is attached (Attachment B).

Participation in the PSP includes stock ownership requirements. You will be required to achieve a minimum level of 40,000 ordinary shares of the Company within a five-year period from the time of your first PSP grant (at the rate of 20% or 8,000 ordinary shares per year).

When you consider each of the above items, your Total Annual Direct Compensation (“TDC”) target is $2,195,000.

5.	To offset the loss of compensation that will be forfeited from your current employer, you will receive the following sign-on awards:

•
Cash: Based on a projected loss of $500,000 from the 2015 annual incentive plan, you will be provided with a cash payment equal to $500,000. This payment will be made in February 2016 (at the same time AIM payouts are made to other Officers of Ingersoll Rand). If you were to voluntarily terminate your employment or be terminated for Cause prior to February 1, 2018, the entire payment of $500,000 must be repaid to Ingersoll Rand.

•
Stock Options: To compensate you for the projected loss of stock options granted in February 2015 with a grant date value of approximately $275,000, you will be granted Ingersoll Rand stock options     with a grant date expected value of $275,000. This value will be converted to Ingersoll Rand stock options based on the grant date stock price of Ingersoll Rand common shares and will vest ratably over three years from the date of grant. These stock options will be granted at the first meeting of the Committee following your date of employment (scheduled for December 3, 2015).

•
PSUs: To help offset a portion of the forfeited performance stock units and long-term cash (estimated total forfeiture of $705,000), you will be provided with two additional PSU awards with a combined target value of $625,000:

▪
For the 2014 - 2016 Ingersoll Rand performance cycle which will be settled in February 2017, you will be provided with a PSU award with an expected target value of $210,000 (which is approximately 1/3 of your annual PSU target value of $625,000).

▪
For the 2015 - 2017 Ingersoll Rand performance cycle which will be settled in February 2018, you will be provided with a PSU award with an expected target value of $415,000 (which is approximately 2/3 of your annual PSU target value of $625,000).

These two additional PSU grants will be awarded to you at the first meeting of the Committee following your date of employment (scheduled for December 3, 2015).

•
RSUs: To offset the remaining $80,000 in forfeited performance stock units and long-term cash and to replace an approximate loss of $255,000 in future pension value (approximately $335,000 in total), you will be granted Ingersoll Rand RSUs     with a grant date expected value of $335,000. This value will be converted to Ingersoll Rand RSUs based on the grant date stock price of Ingersoll Rand common shares and will vest ratably over three years from the date of grant. These RSUs will be awarded to you at the first meeting of the Committee following your date of employment (scheduled for December 3, 2015).

For purposes of the stock option, PSU and RSU awards referenced above in section 5, you will be considered Retirement eligible upon attainment of age 65.

6.
You will be eligible to participate in all applicable qualified and non-qualified employee benefit programs offered to Company salaried employees in accordance with the terms and conditions of those programs. Please note that your medical, dental and life insurance coverage with the Company will commence on the first day of employment. For your reference, information related to Ingersoll Rand benefit plans is attached (Attachment C).

7.	You will be eligible for paid vacation, which in your case is four (4) weeks. Vacation days are earned and accrued on a monthly basis each calendar year.

8.	Other Benefits: In addition to the above, as an Officer of Ingersoll Rand, the following programs will be available to you:

a.
Deferred Compensation Plan: You will be eligible to participate in the Ingersoll Rand Executive Deferred Compensation Plan (“EDCP”). The EDCP gives you the opportunity to defer up to 50% of your base salary, up to 100% of your AIM award, and up to 100% of your PSP awards on a pretax basis (except for FICA taxes payable at the time of deferral). Information regarding the EDCP will be emailed to you directly by the plan administrator, Mullin TBG.

b.
Company Car: You will be provided a company automobile in accordance with our Company car policy, which in your case provides an executive automobile with a purchase value of up to $75,000. A portion of the benefit will be imputed to your statement of gross income for tax purposes. For your reference, a brief summary of the Ingersoll Rand Executive Automobile Program is attached (Attachment D).

c.	Executive Health: You will also be eligible for the Company’s Executive Health Program. For your reference, a brief summary of the Ingersoll Rand Executive Health Program is attached (Attachment E).

d.
Financial Counseling: You are eligible for financial and retirement counseling services through a provider of your choice. These services include tax, estate, and financial planning assistance up to $11,000 for the first year (and final year) and up to $9,000 for each subsequent year. A portion of the cost for these services is imputed to your annual income.

e.
Executive Long-Term Disability: You will be eligible for an enhanced Executive Long-Term Disability (“LTD”) program that covers annual incentive compensation in addition to base salary and provides a greater benefit than offered in the standard group program.

9.
You will be provided with a Change in Control Agreement (“CIC Agreement”), which provides economic security in the event of job loss caused by the sale of all or a substantial part of the Company. Any payment made would be provided in cash plus you would receive enhanced coverage under certain benefit plans. Your severance payment under a Change in Control would be equal to 2.5 times your base salary plus your AIM at target. The actual agreement will be sent to you shortly after you begin employment.

10.
You will be eligible for the Company’s executive Relocation Program to Davidson, North Carolina. A representative from Cartus will be in touch with you after we receive your acceptance of this offer to explain the program and begin the process. For your reference, a summary of the executive Relocation Program is attached (Attachment F).

11.
Based on your role in the Company, you are restricted from transactions involving ordinary shares of Company stock (exercising options, moving in or out of ordinary shares held in company benefit plans, or buying or selling ordinary shares on the open market) except during designated window periods. You will receive communication from the Corporate Secretary when window periods are open along with instructions on how to execute transactions.

This offer of employment is contingent on your completion of a satisfactory background check, drug screening as well as satisfying the Conditions of Offer outlined on page 5. To accept this offer, please sign the attached “Conditions of Offer” form and return it to Jeff Blair, Vice President, Total Rewards (jeffreyblair@irco.com). Upon receipt of your signed Conditions of Offer form, you will receive further instructions to complete the background investigation and drug screen from our third party vendor (First Advantage).

In addition, there will be important policy information presented to you that you must agree to complete within the first (7) calendar days of your employment. The policies and training include: Annual Code of Conduct, Ethics Awareness and Decision Making, Global Corruption and Bribery - What You Need to Know, and the Ingersoll Rand Proprietary Agreement.

Maria, we all believe that you will make a significant contribution to the Company and look forward to you joining our ELT. If you should have any questions about the details of the various plans and benefits above, please feel free to call Marcia Avedon at 704-655-5821 or Jeff Blair at 704-655-4347. For any other questions, please feel free to contact me at 704-655-5820.

Sincerely,
/s/ Michael W. Lamach
Michael W. Lamach
Chairman and Chief Executive Officer

cc:     Marcia Avedon
Jeff Blair

Attachments:

A.	2015 AIM Program

B.	2015 Long-term Incentive Program

C.	2015 Benefits Summary

D.	Executive Automobile Program

E.	Executive Health Program

F.	Relocation Summary

Conditions of Offer:

This offer is contingent upon the following:

1.	Verification of information signed and submitted in connection with the Ingersoll Rand employment application and authorization for Release of Personal Data Records Information.

2.	Passing the required background check and drug screening. All test results will be handled in strict confidence.

3.
Providing proof of identity and employment eligibility pursuant to the Immigration Reform and Control Act of 1986 within three (3) working days after the actual date you commence work. After submitting your acceptance of employment, you will be provided with instructions for completing this requirement along with a list of acceptable verification documents.

To accept and execute this offer, please sign in the space provided below and return to Jeff Blair.

By signing this letter, you represent and warrant to Ingersoll Rand that you are not currently subject to any express or implied contractual obligations to any of your former employers under secrecy, non-competition or other agreements or understanding, except for any such agreements which you have furnished to Ingersoll Rand prior to the date of this letter. You also represent and warrant that if you are subject to any agreements (which you have already furnished to Ingersoll Rand), such agreements will not adversely affect your job performance at Ingersoll Rand.

Ingersoll Rand maintains an employment-at-will policy, which means that you or the Company, for any reason or no reason, may terminate employment, and that nothing in this offer is intended to create a contract of employment for any period of time.

CANDIDATE ACCEPTANCE

I accept your offer of employment with Ingersoll Rand as Senior Vice President and General Counsel and agree to the conditions in the offer letter.

/s/ Maria Green                    September 22, 2015
__________________________________        _________________________________
Ms. Maria Green    Date